Belle Haven Investments, L.P.

(A Limited Partnership)

Annual Audited Report
Form X-17A-5, Part III
Year Ended December 31, 2023

Confidential Treatment Requested
Per Rule 17a-5(e)(3)

This report is deemed CONFIDENTIAL in accordance with rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition, bound separately, has been filed with the Securities and Exchange Commission simultaneously herewith as a Public Document.

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SEC FILE NUMBER
8-44222

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Belle Haven Investments, L.P.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

800 Westchester Avenue, Suite N607
(No. and Street)

Rye Brook	NY	10573
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael Menna	914-816-4627	mennam@bellehaven.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Mazars USA LLP
(Name – if individual, state last, first, and middle name)

60 Crossways Park Drive West, Suite 301	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)

10/08/2003	339
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, J. Matthew Dalton, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Belle Haven Investments, L.P., as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ADAM PALMERI
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01PA6440702
Qualified in New York County
My Commission Expires: 9/12/26

Adam Palmeri
Notary Public

Signature: [signature]

Title:
Chief Executive Officer

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Belle Haven Investments, L.P.

Confidential

Contents
December 31, 2023

Mazars USA LLP
60 Crossways Park Drive West
Suite 301
Woodbury, New York 11797

Tel: 516.488.1200
www.mazars.us

Report of Independent Registered Public Accounting Firm

To the Partners of
Belle Haven Investments, L.P.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Belle Haven Investments, L.P., (the "Company"), as of December 31, 2023, and the related statements of income, changes in partners' capital, and cash flows for the year ended December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company, as of December 31, 2023, and the results of its operations and its cash flows for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information included in Schedules I, II, and III (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2000.

Mazars USA LLP

Woodbury, NY
March 22, 2024

Belle Haven Investments, L.P.
Statement of Financial Condition
December 31, 2023

Assets

Cash and cash equivalents	$	11,093,907
Receivable from clearing broker, net		5,517,729
Management fees receivable		7,193,885
Securities owned, at fair value		622,640
Securities not readily marketable, at fair value		458,890
Right of use asset		1,953,049
Furniture, equipment and leasehold improvements, net		886,558
Prepaid expenses		780,544
Other assets		220,166
Total assets	$	28,727,368

Liabilities and Partners' Capital

Liabilities

Accrued expenses and other liabilities	$	10,210,415
Lease liability		2,177,411
Total liabilities		12,387,826
Partners' capital		16,339,542
Total liabilities and partners' capital	$	28,727,368

The accompanying notes are an integral part of these financial statements.

Statement of Income
Year Ended December 31, 2023

Revenues		
Investment management fees	$	44,949,877
Principal transactions		(236,580)
Interest and dividends		267,676
Total revenues		44,980,973
Expenses		
Employee compensation and benefits		29,221,783
Clearance fees		613,824
Communications		4,058,124
Interest		243,766
Occupancy and equipment rental		796,568
Promotional		2,850,696
Professional fees		1,451,835
Regulatory fees		487,430
Office expenses		765,806
Insurance		453,547
Technology expenses		631,960
Recruiting expenses		59,752
Other		142,182
Total operating expenses		41,777,273
Net Income before income tax provision		3,203,700
Provision for income taxes		2,197,418
Net income	$	1,006,282

The accompanying notes are an integral part of these financial statements.

Belle Haven Investments, L.P.
Statement of Changes in Partners' Capital
Year Ended December 31, 2023

Partners' capital - beginning of year	$	14,371,411
Net income		1,006,282
Partners' contributions		6,475,384
Partners' drawings and distributions		(5,513,535)
Partners' capital - end of year	$	16,339,542

The accompanying notes are an integral part of these financial statements.

4

Belle Haven Investments, L.P.
Statement of Cash Flows
Year Ended December 31, 2023

Cash flows used in operating activities		
Net income	$	1,006,282
Adjustments to reconcile net income to net cash		
used in operating activities		
Depreciation and amortization		158,003
Increase (decrease) in cash resulting from changes in		
operating assets and liabilities		
Receivable from clearing broker, net		(3,906,792)
Management fees receivable		(932,669)
Securities owned, at fair value		1,273,386
Right of use asset		159,612
Prepaid expenses		227,789
Other assets		149,281
Accrued expenses and other liabilities		(3,570,524)
Lease liability		29,613
Net cash used in operating activities		(5,406,019)
Cash flows used in investing activities		
Purchases of furniture, equipment and leasehold improvements		(294,996)
Cash flows from financing activities		
Proceeds from partners' contributions		6,475,384
Payments for partners' drawings		(5,513,535)
Net cash provided by financing activities		961,849
Net decrease in cash and cash equivalents		(4,739,166)
Cash and cash equivalents		
Beginning of year		15,833,073
End of year	$	11,093,907
Supplemental disclosure of cash flow information		
Cash paid for the period for		
Interest	$	243,766
Income taxes	$	2,200,000

The accompanying notes are an integral part of these financial statements.

1.   **Organization and Nature of Business**

Belle Haven Investments, L.P. (the "Company") is a registered investment advisor under the Investment Advisers Act of 1940 (the "Act") and is exempt from Rule 204-2(b) under the Act in that it does not have custody or possession of funds or securities of customers. The Company is also a full service broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"), specializing primarily in U.S. government, municipal, debt, and equity securities.

The Company operates under a clearance agreement with another broker whereby such broker assumes and maintains the Company's customer accounts. The Company is responsible for payment of certain customer accounts (unsecured debits), as defined in the clearance agreement.

2.   **Summary of Significant Accounting Policies**

Securities Transactions
Securities transactions and the related revenues and expenses are recorded on the trade date as if they had settled. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition. Securities are carried at fair value. Unrealized gains or losses on trading securities are reflected in principal transactions revenues. Unrealized gains and losses on non-marketable securities are separately stated on the statement of income.

Revenue Recognition
The Company adopted Accounting Standards Update ("ASU") 2014-09, "Revenue from Contracts with Customers" (Topic 606) ("ASU 2014-09") effective January 1, 2018 using the full retrospective approach. All revenue is presented subsequent to adoption of Topic 606.

Investment Management Fees
The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods. Management fees receivable are periodically evaluated for collectability under the current expected credit loss model based on historical experience with clients, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability. Changes in the estimated collectability of receivables are recorded in the statement of income. At December 31, 2023, there is no allowance for doubtful accounts. At December 31, 2023, management fees receivable was $7,193,885. Management fees receivable at January 1, 2023 was $6,261,216.

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Furniture, Equipment and Leasehold Improvements
Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation of furniture and equipment is computed using the straight-line method over the

estimated useful lives of the assets ranging from three to seven years. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful lives of the improvements.

Income Taxes
As a partnership, the Company is not liable for federal or state income taxes. Each partner is responsible to report separately his or her distributive share of partnership income or loss to tax authorities. It is currently anticipated that amounts to be withdrawn by the partners to meet their income tax liabilities will not significantly affect the financial condition of the Company.

As of December 31, 2023, the Company elected to pay the New York State Pass-Through Entity Tax ("PTET"). Accordingly, an income tax provision in the amount of $2,197,418 has been recognized in the statement of income for the year ended December 31, 2023 and the Company's partners may be eligible for a PTET credit on their 2023 New York State income tax returns.

Accounting standards related to accounting for uncertainty in income taxes apply to all entities, including pass through entities such as the Company. These standards provide guidance for how certain tax positions should be recognized, measured, presented, and disclosed in the financial statements. Management has concluded that there is no impact on the Company's financial statements as a result of these standards. The tax years that remain subject to examination by taxing authorities are 2020, 2021, and 2022.

Accrued Expenses and Other Liabilities
Bonus accruals are combined with accrued expenses and other liabilities.

Guaranteed Payments to Partners
Guaranteed payments to partners that are intended as compensation for services rendered are accounted for as expenses of the Company rather than as distributions of partnership net income.

Guaranteed payments included in employee compensation and benefits amounted to approximately $14,161,000 for the year ended December 31, 2023.

Cash Equivalents
The Company has defined cash equivalents as highly liquid investments purchased, with original maturities of ninety days or less.

3. **Securities**

At December 31, 2023, securities at fair value consists of the following:

	Owned
State and municipal obligations	$ 1,151
Corporate debt	889
Stocks	620,600
	$ 622,640
Securities not readily marketable	$ 458,890

4.   Fair Value Measurement

Accounting standards define fair value, establish a framework for measuring fair value, and establish a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by accounting standards, are used to measure fair value. The Company measures and reports securities owned and securities sold, not yet purchased, at fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels explained below:

Level 1   The inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at measurement date.

Level 2   The inputs are inputs other than quoted prices in active markets that are directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies.

Level 3   The inputs are unobservable and mostly reflect the entity's own assumptions while utilizing the best information available and includes situations where there is little, if any, market activity for the investment.

The following are the major categories of assets and liabilities measured at fair value on a recurring basis and summarized by the fair value hierarchy as described above, as of December 31, 2023.

Description	Total	Level 1	Level 2	Level 3
Securities owned:				
State and municipal obligations	$ 1,151	$ -	$ 1,151	$ -
Corporate debt	889	-	889	-
Stocks	620,600	620,600	-	-
Total	$ 622,640	$ 620,600	$ 2,040	$ -
Securities not readily marketable	$ 458,890	$ -	$ -	$458,890

The Company utilizes quoted market prices for its securities owned and securities sold, not yet purchased, when available. Instruments classified as Level 2 are valued using industry-standard models or other valuation methodologies calibrated to observable market inputs. These models consider various assumptions, such as the quoted market price of securities with similar duration and yield, time value, yield curve, default rates, discount margins, credit spreads, discounted anticipated cash flows, the terms and liquidity of the instrument, as well as other measurements.

Securities Not Readily Marketable

Due to inherent uncertainty in valuing the Company's securities that are not readily marketable, the values determined by management may differ significantly from the values that would have been used had a ready market for these assets existed. The valuation of a nonpublic investment requires significant judgement by management due to the absence of quoted market values, inherent lack of liquidity and the long-term nature of such assets. Valuations are reviewed periodically utilizing available market data and additional factors to determine if the carrying value of these investments should be adjusted.

The following table summarizes the quantitative inputs and assumptions used for items categorized in Level 3 of the fair value hierarchy as of December 31, 2023:

Financial Assets	Fair Value	Valuation Techniques	Unobservable Inputs	Ranges (Weighted Average)
Convertible Promissory Note - Private Company	$ -	Liquidation approach	N/A	N/A
LP Interest	$ -	Liquidation approach	N/A	N/A
Private Company's Preferred and Common Stock	$ 458,890	Recent financial round	N/A	N/A

The following table discloses a reconciliation of investments measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended December 31, 2023:

	Securities, Not Readily Marketable
Beginning balance, January 1, 2023	$ 458,890
Purchases	-
Unrealized loss	-
Ending balance, December 31, 2023	$ 458,890

It is the policy of the Company to recognize transfers between levels at year end. There were no transfers between Level 1, 2, or 3 during the year.

5.   **Furniture, Equipment and Leasehold Improvements**

Furniture, equipment and leasehold improvements consist of the following:

Furniture and equipment	$ 1,613,416
Leasehold improvements	704,841
	2,318,257
Accumulated depreciation and amortization	(1,431,699)
	$ 886,558

The depreciation and amortization expense for the year ended December 31, 2023, was $158,003, which is included in occupancy and equipment rental expense on the statement of income.

6.   **Receivable from Clearing Broker, net**

The receivable from clearing broker, net consists of the following:

Unrestricted cash receivable from clearing broker	$ 5,417,729
Required deposits with clearing broker	100,000
	$ 5,517,729

7.   **Net Capital Requirements**

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the SEC, which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the broker-dealer is required to maintain defined minimum net capital to the greater of either $100,000 or 1/15 of aggregate indebtedness, as defined. At no time may the ratio of aggregate indebtedness to net capital exceed 15 to 1.

At December 31, 2023, the Company had net capital, as defined, of $11,097,732 which exceeded its required net capital of $695,652 by $10,402,080. At December 31, 2023, the Company had aggregate indebtedness of $10,434,777. The ratio of aggregate indebtedness to net capital was 0.94 to 1.

8.   **Commitments and Contingencies**

Litigation and Regulatory Matters
From time to time, the Company is involved in routine litigation that arises in the ordinary course of business. There are no pending significant legal proceedings to which the Company is a party for which management believes the ultimate outcome would have a material adverse effect on its cash flow, results of operations or financial position.

9.   **Right of Use Asset and Lease Liability**

In February 2016, the FASB issued ASU 2016-02, Leases, which creates ASC 842, Leases. This guidance requires a lessee to account for leases as finance or operating leases. Both types of leases will result in the lessee recognizing a right-of-use asset and a corresponding lease liability on its statement of financial condition. On January 1, 2019, the Company adopted the new standard under a modified retrospective approach and elected to apply an available practical expedient allowing the carry-over of historical lease determination and lease classification conclusions.

As of June 1, 2015, the Company entered into a lease for its office premises. On July 11, 2022, the Company signed an amendment to extend the lease for the current premises and occupy additional space that expires on May 31, 2030, and provides for a renewal option for one five-year term. The Company paid $23,880 as a security deposit, which is included in other assets on the statement of financial condition.

The Company is obligated under two separate non-cancelable motor vehicle lease agreements which expire January 2024 and February 2025.

The Company is obligated under three separate equipment lease agreements which expire August 2026, December 2027 and January 2028.

In accordance with the guidance, the Company has on its statement of financial condition as of December 31, 2023, a right of use asset of $1,953,049, offset by a lease liability of $2,177,411. The present value of the office lease was determined by using the incremental collateralized borrowing rate at January 1, 2019 of 6.0%. The present value of the motor vehicle and equipment leases was determined by using the implicit interest rates associated with each lease.

Maturities of the lease liabilities are as follows:

Year Ending December 31		
2024	$	431,608
2025		410,436
2026		407,458
2027		404,666
2028		398,583
Thereafter		572,622
Total		2,625,373
Less: imputed interest		(447,962)
Total	$	2,177,411

Office rent expense for the year ended December 31, 2023, was $363,646 which is included in occupancy and equipment rental in the statement of income.

10. 401(k) Plan

The Company sponsors a defined contribution plan under Section 401(k) of the Internal Revenue Code. The plan covers substantially all of the Company's employees and provides for participants to defer salary up to maximum statutory limitations. The Company does not match employee deferrals.

11. Off-Balance Sheet Risk and Concentration of Credit Risk

The Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with a clearing broker and promptly transmits all customers' funds and securities to the clearing broker who carries all of the accounts of such customers. These activities may expose the Company to off-balance-sheet risk in the event that the customer and/or clearing broker is unable to fulfill its obligations.

The Company seeks to control off-balance-sheet risk by monitoring the market value of securities held in compliance with regulatory and internal guidelines.

The Company, as a part of its normal trading activities, assumes short positions in its inventory. The establishment of short positions exposes the Company to off-balance-sheet risk in the event prices increase, as the Company may be obligated to acquire the securities at prevailing market prices. No short positions were held by the Company at December 31, 2023.

The Company transacts its business with customers located throughout the United States.

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash deposits at a bank. Accounts are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. At December 31, 2023 the bank balance exceeds the FDIC limit by $10,594,255.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits at a clearing firm. The accounts at the clearing firm contain cash and securities. Balances are insured up to $500,000, with a limit of $250,000 for cash, by the Securities Investor Protection Corporation ("SIPC"). The clearing firm provides additional protection on terms similar to SIPC for account net equity in excess of $500,000 through a commercial insurer.

12. Related Party Transactions

The Company has entered into an agreement with Belle Haven Aggressive Muni, L.P. (the "Partnership"), an affiliated entity, to provide certain investment management services to the Partnership. In exchange for services provided, the Company receives a quarterly management fee from the Partnership equal to approximately 1.25% annually of its capital account, payable quarterly. For the year ended December 31, 2023, the management fees totaled $230,075. At December 31, 2023, $58,251 was included in management fees receivable in the Statement of Financial Condition.

13. Subsequent Events

Management of the Company has evaluated events and transaction that have occurred since December 31, 2023, through the date of this report and determined that there are no material events that would require disclosures in the Company's financial statements.

Belle Haven Investments L.P.

Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2023

Net capital
Partners' capital $ 16,339,542

Deductions and/or charges:
Nonallowable assets:
Management fees receivable	$ 7,193,885	
Securities not readily marketable, at fair value	458,890	
Furniture, equipment and leasehold improvements, net	886,558	
Prepaid expenses	780,544	
Other assets	220,105	9,539,982

Other additions and/or allowable credits:
Bonus Payable   4,391,327

Net capital before haircuts on securities positions
(tentative net capital)   11,190,887

Haircuts on securities
State and municipal obligations	12	
Corporate debt	53	
Other securities	93,090	
Undue concentration	-	93,155

Net capital, as defined $ 11,097,732

Aggregate Indebtedness
Accrued expenses and other liabilities	$ 10,210,415	
Lease liability	2,177,411	
Less: Right of use asset	(1,953,049)	
	$ 10,434,777	

Computation of Basic Net Capital Requirement
Minimum net capital required	$ 695,652
Excess net capital	$ 10,402,080
Excess net capital at 10% of AI or 120% of minimum net capital whichever is higher	$ 10,054,254

Ratio of Aggregate Indebtedness to Net Capital

Total Aggregate Indebtedness $10,434,777 = 0.94
           Net Capital $11,097,732

The ratio of aggregate indebtedness to net capital is 0.94 to 1 compared to the maximum allowable ratio of 15 to 1.

Belle Haven Investments, L.P.   **Schedule II**
Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2023

The Company has claimed exemption from Rule 15c3-3 under the provisions of Section (k)(2)(ii).

The Company also claims exemption from Rule 15c3-3 because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 240.17a-5 are limited to proprietary trading and investment advisory services, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

Reconciliations
Under Rule 17a-5(d)(2) of the Securities and Exchange Commission
December 31, 2023

Reconciliation of computation of net capital:

1.	Net capital, per FOCUS Report, Part IIA	$	11,097,732
	Net capital, per Schedule I	$	11,097,732

There are no material differences between the audited computation of net capital and the corresponding computation prepared by the Company in its unaudited Part II FOCUS Report as of December 31, 2023, as amended on February 15, 2024.

2.	Aggregate indebtedness per FOCUS Report, Part IIA	$	10,434,777
	Aggregate indebtedness, per Schedule I	$	10,434,777

There are no material differences between the audited computation of aggregate indebtedness and the corresponding computation prepared by the Company in its unaudited Part II FOCUS Report as of December 31, 2023, as amended on February 15, 2024.

mazars

Mazars USA LLP
60 Crossways Park Drive West
Suite 301
Woodbury, New York 11797

Tel: 516.488.1200
www.mazars.us

Report of Independent Registered Public Accounting Firm

To the Partners of
Belle Haven Investments, L.P.

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Belle Haven Investments, L.P. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which Belle Haven Investments, L.P. claimed an exemption from 17 C.F.R. §240.15c3-3: Section (k)(2)(ii) (the "exemption provisions"), (2) Belle Haven Investments, L.P. stated that Belle Haven Investments, L.P. met the identified exemption provisions throughout the period from January 1, 2023 to December 31, 2023 without exception, and (3) Belle Haven Investments, L.P. stated that the Company is filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 240.17a-5 are limited to proprietary trading and investment advisory services, and the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3). Belle Haven Investments, L.P.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Belle Haven Investments, L.P.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Mazars USA LLP

Woodbury, NY

March 22, 2024

To the best knowledge and belief of Belle Haven Investments, LP:

(1) Belle Haven Investments, L.P. has claimed an exemption from SEC Rule §240.15c3-3 under the provisions in paragraph (k)(2)(ii).

(2) The undersigned, being a designated principal at Belle Haven Investments, L.P., pursuant to SEC Rule 240.15c3-3, hereby affirms that the firm met the identified exemption provisions in Rule §240.15c3-3(k)(2)(ii) throughout the period from January 1, 2023 to December 31, 2023, without exception.

(3) The Company is filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 240.17a-5 are limited to proprietary trading and investment advisory services, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).



J. Matthew Dalton
Chief Executive Officer
Belle Haven Investments, LP
March 22, 2024